January 27, 2026

Elizabeth E. McShane
Chief Financial Officer
Lendway Inc.
5000 West 36th Street, Suite 220
Minneapolis, MN 55416

       Re: Lendway Inc.
           Registration Statement on Form S-1
           Filed January 23, 2026
           File No. 333-292897
Dear Elizabeth E. McShane:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Garett M. Sleichter, Esq.